UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

September 29, 2011

Commission File Number: 1-31253

COMPTON PETROLEUM CORPORATION
(Exact name of registrant as specified in its charter)

Suite 500, Bankers Court, 850 Second Street SW
Calgary, Alberta (Canada)
T2P 0R8

(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐             Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes    ☐             No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The exhibits to this report on Form 6-K shall be incorporated by reference into each of the registrant’s Registration Statements on Form F-10 (File No. 333-175213 and File No. 333-163381) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This report on Form 6-K is being filed with, and not furnished to, the Securities and Exchange Commission in order that this report on Form 6-K and the exhibits attached hereto are incorporated by reference into each of the registrant’s Registration Statements on Form F-10 (File No. 333-175213 and File No. 333-163381) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K

SIGNATURE
           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPTON PETROLEUM CORPORATION
September 29, 2011	By:	/s/ Theresa Kosek
	Name:	Theresa Kosek
	Title:	VP Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.

99.1           Interim Consolidated Financial Statements for the Period Ending June 30, 2011
99.2           Interim Consolidated Financial Statements for the Period Ending March 31, 2011